UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-126999

GOODYEAR DUNLOP TIRES

NORTH AMERICA, LTD. EMPLOYEE

SAVINGS PLAN FOR SALARIED EMPLOYEES

(Exact name of registrant as specified in its charter)

c/o The Goodyear Tire & Rubber Company

200 Innovation Way

Akron, Ohio 44316-0001

(330) 796-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Participation Interests in the Goodyear Dunlop Tires North America, Ltd.

Employee Savings Plan for Salaried Employees

(Title of each class of securities covered by this Form)

Common Stock, Without Par Value, of The Goodyear Tire & Rubber Company(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None(2)

(1)	Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, has been terminated with respect to the Goodyear Dunlop Tires North America Ltd. Employee Savings Plan for Salaried Employees (the “Plan”), the duty to file reports under Section 13(a) or 15(d) remains with respect to the Common Stock, without par value, of The Goodyear Tire & Rubber Company (the “Common Stock”).

(2)	The Goodyear Tire & Rubber Company has filed a post-effective amendment to the registration statement on Form S-8 (Registration No. 333-126999) with the Securities and Exchange Commission terminating the offering of unissued and unsold shares of Common Stock and related plan participation interests offered under the Plan. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including the obligation to file annual reports on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Sumitomo Rubber USA, LLC, the plan administrator of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUMITOMO RUBBER USA, LLC

By:	/s/ Mary L. Kasprzak
Mary L. Kasprzak, Sr. Vice President & Chief Financial Officer

Date: June 10, 2016